

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 16, 2016

Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335
People's Republic of China

> **Re: Ctrip.com International, Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 22, 2016**
> **File No. 001-33853**

Dear Ms. Wang:

We have reviewed your letter dated November 8, 2016 in connection with the above-referenced filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 25, 2016.

Form 6-K Filed September 6, 2016

1.   There is a presumption in ASC 323-10-15 that ownership of less than 20% of the voting stock of an investee should not be accounted for under the equity method unless there is evidence that supports the company's ability to exercise significant influence over the investee. Please explain further the following as it relates to your analysis under ASC 323-10-15:

- In your response to comment 4 in your October 14, 2016 letter, you state that the Founders Group will have the right to appoint two directors to Homeinns board so long as the Founders collectively own 15% of Homeinns' outstanding ordinary shares. However, it appears that Ctrip, and not the Founders Group, holds the equity interest in Homeinns. Tell us how the Founders Group meets the requirements to appoint Homeinns' directors;

- Describe how the four individual Founders select directors to appoint to the Homeinns board and what, if any, legal agreements govern this selection process;

- Explain how the rights of the Founders Group to appoint Homeinns' board members support your assertion that Ctrip has the ability to exercise significant influence over Homeinns. In this regard, we note that the four individual Founders:

  o in the aggregate, own less than 5% of Ctrip's outstanding ordinary shares;
  o do not hold a majority of the votes on Ctrip's board of directors; and
  o have a right to appoint three directors to the Ctrip's board that is subject to approval of a majority of the company's independent directors; and

- Tell us how much of the "equity in income/(loss) of affiliates" income statement line item relates to Homeinns for each of the fiscal years 2014 and 2015, and to date in fiscal 2016 and how much of such amounts relate to the equity pick-up versus the basis difference.   Also, tell us whether the company believes the effects of the investment in Homeinns is material to your financial statements.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding these comments. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP